                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                        )
The AES Corporation                     )                 File No. 70-9779
                                        )


            Certificate Pursuant to Rule 24 and Release No. 35-27363
              Under the Public Utility Holding Company Act of 1935


                  On March 23, 2001, the Securities and Exchange Commission ("SEC") issued an order, Release No. 35-27363 in File No. 70-9779 ("Exemption Order"), granting an exemption under Section 3(a) of the Public Utility Holding Company Act of 1935, as amended, to The AES Corporation ("AES") in relation to its proposed acquisition of IPALCO Enterprises, Inc. ("IPALCO"), which has a public-utility subsidiary company, Indianapolis Power & Light Company ("IPL"). The Exemption Order required AES to file certain certificates (as described in the Exemption Order) under Rule 24 within 60 days of the close of each calendar quarter for a period of two years beginning March 31, 2001 and every six months thereafter. A certificate complying with the Exemption Order is set forth below (as an attachment) for the period ending September 30, 2001. AES is separately filing a certificate in File No. 70-9465 as required by the Commission's order in Release No. 35-27063 in connection with the AES acquisition of CILCORP Inc. ("CILCORP"), which has a public-utility subsidiary company, Central Illinois Light Company ("CILCO").

                                             Respectfully submitted,

                                             /s/ Earle H. O'Donnell
                                             ----------------------------------
                                             Earle H. O'Donnell
                                             Andrew B. Young
                                             Hugh E. Hilliard

                                             Dewey Ballantine LLP
                                             1775 Pennsylvania Avenue, N.W.
                                             Washington, D.C.  20006


Dated:  November 29, 2001

                               THE AES CORPORATION
             SEC FILING PURSUANT TO SECTION 3(a)(5) EXEMPTION ORDER
                        QUARTER ENDED SEPTEMBER 30, 2001


ITEM (1) PER EXEMPTION ORDER (STATEMENTS ATTACHED):

1) Pro Rata Statement of Income of The AES Corporation for the 12 months ended September 30, 2001

2)       Pro Rata Balance Sheet of The AES Corporation at September 30, 2001

3)       Statement of Income of IPALCO for the 12 months ended September 30,
         2001

4)       Statement of Income of IPL for the 12 months ended September 30, 2001

5)       Consolidated Balance Sheet of IPALCO at September 30, 2001

6)       Consolidated Balance Sheet of IPL at September 30, 2001

7)       Statement of Income of CILCORP for the 12 months ended September 30,
         2001

8)       Statement of Income of CILCO for the 12 months ended September 30, 2001

9)       Consolidated Balance Sheet of CILCORP at September 30, 2001

10)      Consolidated Balance Sheet of CILCO at September 30, 2001

THE AES CORPORATION
-------------------

                      CONSOLIDATED STATEMENT OF OPERATIONS
                          (INCLUDES CILCORP AND IPALCO)
         FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2001 - PRO RATA BASIS

-------------------------------------------------------------------------------------------------------------
                                                                                                    TWELVE
                                                                                                    MONTHS
                                                                                                    ENDED
                                                                                                  9/30/2001
-------------------------------------------------------------------------------------------------------------
($ in millions, except per share amounts)

REVENUES:
Sales and services                                                                                $   10,261

OPERATING COSTS AND EXPENSES:
Cost of sales and services                                                                             7,725
Selling, general and administrative expenses                                                             107
                                                                     ----------------------------------------

TOTAL OPERATING COSTS AND EXPENSES                                                                     7,832
                                                                     ----------------------------------------

OPERATING INCOME                                                                                       2,429

OTHER INCOME AND (EXPENSE):
Interest expense, net                                                                                 (1,401)
Other income (expense)                                                                                  (212)
Nonrecurring severance and transaction costs                                                            (215)
Loss on sale of Power Direct                                                                             (31)
                                                                     ----------------------------------------

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EXTRAORDINARY ITEM                                     570

Income tax provision                                                                                     120
                                                                     ----------------------------------------

INCOME BEFORE EXTRAORDINARY ITEM                                                                         450

Extraordinary item                                                                                         4
                                                                     ----------------------------------------

NET INCOME                                                                                         $     446
                                                                     ========================================

THE AES CORPORATION
-------------------

                       PRO RATA CONSOLIDATED BALANCE SHEET
                          (INCLUDES CILCORP AND IPALCO)


SEPTEMBER 30, 2001
($ in millions)
ASSETS

CURRENT ASSETS
    Cash and cash equivalents                                                        $      1,372
    Short-term investments                                                                    246
    Accounts receivable, net                                                                1,745
    Inventory                                                                                 565
    Receivable from affiliates                                                                 12
    Deferred income taxes                                                                      62
    Prepaid expenses and other current assets                                                 670
                                                                                     ------------
    TOTAL CURRENT ASSETS                                                                    4,672

PROPERTY, PLANT AND EQUIPMENT
    Land                                                                                      715
    Electric generation and distribution assets                                            22,029
    Accumulated depreciation and amortization                                              (3,458)
    Construction in progress                                                                4,672
                                                                                     ------------
    PROPERTY, PLANT AND EQUIPMENT, NET                                                     23,958

OTHER ASSETS
    Deferred financing costs, net                                                             424
    Project development costs                                                                  84
    Investments in and advances to affiliates                                               3,336
    Debt service reserves and other deposits                                                  688
    Excess of Cost over Net Assets Acquired                                                 2,566
    Other assets                                                                            2,407
                                                                                     ------------
    TOTAL OTHER ASSETS                                                                      9,505

    TOTAL                                                                            $     38,135
                                                                                     ============

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                                                                  $       865
    Accrued interest                                                                          549
    Accrued and other liabilities                                                           1,644
    Other notes payable - current portion                                                     814
    Project financing debt - current portion                                                1,798
                                                                                     ------------
    TOTAL CURRENT LIABILITIES                                                               5,670

LONG-TERM LIABILITIES
    Recourse Debt-LT                                                                        5,396
    Project Financing Debt-LT                                                              14,568
    Other notes payable-LT                                                                    158
    Deferred Tax Liability                                                                  2,092
    Other long-term liabilities                                                             2,364
                                                                                     ------------
    TOTAL LONG-TERM LIABILITIES                                                            24,578

    TECONS                                                                                  1,228

STOCKHOLDERS' EQUITY
    Common Stock                                                                                5
    Contributed capital / Additional paid in capital                                        5,845
    Retained earnings                                                                       3,650
    Accumulated other comprehensive loss                                                   (2,841)
                                                                                     ------------
    TOTAL STOCKHOLDERS' EQUITY                                                              6,659

    TOTAL                                                                            $     38,135
                                                                                     ============


                            IPALCO Enterprises, Inc.
                        Statement of Consolidated Income
                        Period ending September 30, 2001
                                   (Unaudited)

                                                                        12 Months Ended
                                                                              9/30/2001
OPERATING REVENUES:
Electric                                                                    853,332,807
Steam                                                                         4,179,239
                                                                           ------------
Gross Operating Revenues                                                    857,512,046
                                                                           ------------
OPERATING EXPENSES AND TAXES:
Production - Fuel                                                           191,579,394
Production - Other                                                           85,964,091
Power Purchased                                                              17,233,405
Purchased Steam                                                                 789,876
                                                                           ------------
Total                                                                       295,566,766
Transmission                                                                  5,010,544
Distribution - Electric                                                      31,933,422
Customer and Distribution - Steam                                               407,918
Customer Accounts                                                            16,202,217
Customer Service and Informational                                            8,334,297
Administrative and General                                                  222,382,727
                                                                           ------------
Total                                                                       579,837,891
Depreciation                                                                109,529,399
Amortization of Regulatory Deferrals                                          1,054,476
Income Taxes - Net                                                           40,370,214
Taxes Other than Income Taxes                                                38,098,280
Disposition of Allowances - Net                                              (4,560,024)
                                                                           ------------
Total Operating Expenses and Taxes                                          764,330,236
                                                                           ------------
OPERATING INCOME                                                             93,181,810
                                                                           ------------
OTHER INCOME AND DEDUCTIONS:
Allowance for Funds During Construction                                         861,664
Carrying Charges on Regulatory Assets                                            77,043
IPL Miscellaneous Income & Deductions - Net                                 (24,552,091)
IPL Income Taxes - Net                                                        9,736,911
IPALCO Enterprises, Inc. - Parent Co.                                       (10,723,850)
Mid-America Capital Resources, Inc.                                           2,687,625
Mid-America Energy Resources, Inc.                                           25,320,822
                                                                           ------------
Total Other Income and Deductions                                             3,408,124
                                                                           ------------
TOTAL INCOME                                                                 96,589,934
                                                                           ------------
INTEREST CHARGES:
Interest on Long-Term Debt                                                   38,563,722
Allowance for Funds During Const-Credit                                        (402,872)
Deferred Return on Regulatory Assets                                            (21,199)
Other Interest Charges                                                          590,635
Amortization - Debt Discount & Expense                                        2,019,082
Preferred Stock Transactions                                                  3,213,312
                                                                           ------------
Total Interest and Other Charges - Net                                       43,962,680
                                                                           ------------
CUM. ACCOUNTING CHANGE - Net of Taxes                                                 0
                                                                           ------------
NET INCOME                                                                   52,627,254
                                                                           ============

                                       IPL
                               Statement of Income
                        Period ending September 30, 2001
                                   (Unaudited)

                                                                                      12 Months Ended
                                                                                            9/30/2001
OPERATING REVENUES:
Electric                                                                                  853,332,807
Steam                                                                                       4,179,239
                                                                                         ------------
Gross Operating Revenues                                                                  857,512,046
                                                                                         ------------
OPERATING EXPENSES AND TAXES:
Production - Fuel                                                                         191,579,394
Production - Other                                                                         85,964,091
Power Purchased                                                                            17,233,405
Purchased Steam                                                                               789,876
                                                                                         ------------
Total                                                                                     295,566,766
Transmission                                                                                5,010,544
Distribution - Electric                                                                    31,933,422
Customer and Distribution - Steam                                                             407,918
Customer Accounts                                                                          16,202,217
Customer Service and Informational                                                          8,334,297
Administrative and General                                                                222,382,727
                                                                                         ------------
Total                                                                                     579,837,891
Depreciation                                                                              109,529,399
Amortization of Regulatory Deferrals                                                        1,054,476
Income Taxes - Net                                                                         40,370,214
Taxes Other than Income Taxes                                                              38,098,280
Disposition of Allowances - Net                                                            (4,560,024)
                                                                                         ------------
Total Operating Expenses and Taxes                                                        764,330,236
                                                                                         ------------
OPERATING INCOME                                                                           93,181,810
                                                                                         ------------
OTHER INCOME AND DEDUCTIONS:
Allowance for Other Funds During Construction                                                 861,664
Carrying Charges on Regulatory Assets                                                          77,043
Miscellaneous Income and Deductions - Net                                                  (4,911,607)
Income Taxes - Net                                                                          3,572,616
                                                                                         ------------
Total Other Income and Deductions                                                            (400,284)
                                                                                         ------------
TOTAL INCOME                                                                               92,781,526
                                                                                         ------------
INTEREST CHARGES:
Interest on Long-Term Debt                                                                 38,563,722
Allowance for Borrowed Funds Used During Const                                               (402,872)
Deferred Return on Regulatory Assets - Borrowed                                               (21,199)
Other Interest Charges                                                                        590,635
Amortization - Debt Discount & Expense                                                      2,019,082
                                                                                         ------------
Total Interest and Other Charges - Net                                                     40,749,368
                                                                                         ------------
INCOME BEFORE EXTRAORDINARY ITEMS
AND CUMULATIVE ACCOUNTING CHANGE                                                           52,032,158
Less Preferred Stock Transactions                                                           3,213,312
                                                                                         ------------
INCOME APPLICABLE TO COMMON STOCK                                                          48,818,846
                                                                                         ============
OPERATION                                                                                 504,860,265
MAINTENANCE                                                                                74,977,628


                    IPALCO Enterprises, Inc. and Subsidiaries
                                  Balance Sheet
                           Period Ending Sep. 30, 2001
                                   (Unaudited)


ASSETS:
PROPERTY, PLANT AND EQUIPMENT:
Utility Plant, at Original Cost                                     3,054,276,801
Less: Accum. Prov. for Deprec. & Amort.                             1,418,768,440
                                                                 ----------------
Total Utility Plant - Net                                           1,635,508,361
                                                                 ----------------
OTHER PROPERTY, INVESTMENTS
AND OTHER ASSETS:
Nonutility Property                                                     2,474,502
Less Accumulated Provision for Depreciation                               715,306
                                                                 ----------------
Total Nonutility Property - Net                                         1,759,196
Other Investments                                                      50,083,455
                                                                 ----------------
Total                                                                  51,842,651
                                                                 ----------------
CURRENT ASSETS:
Cash                                                                    2,337,288
Special Deposits                                                                0
Working Funds                                                          11,075,875
Temporary Cash Investments                                             53,398,684
Accounts Receivable - Associated Companies                                      3
Accounts Receivable:
Customers                                                              45,965,778
Miscellaneous                                                           9,455,073
Less: Reserve for Uncollectible Accounts                               (1,250,451)
Interest Receivable                                                       351,481
Notes Receivable                                                                0
Fuel                                                                   25,417,602
Materials and Supplies - Net                                           46,754,599
Other Current Assets                                                    1,678,130
Def. Fed. & St. Tax on Fuel Costs-Due w/i 1 Yr.
                                                                 ----------------
Total Current Assets                                                  195,184,062
                                                                 ----------------
DEFERRED DEBITS:
Unamortized Petersburg Unit 4 Carrying Charges                         16,842,350
Unamort. Def. Return-Pete Unit 4 Carrying Chgs.                         9,431,544
Unamort. Reacquisition Premium on Debt                                 20,106,519
Other Regulatory Assets                                                29,625,812
Miscellaneous                                                           4,217,967
Unamortized Debt Expense                                                5,541,725
                                                                 ----------------
Total Deferred Debits                                                  85,765,917
                                                                 ----------------
TOTAL ASSETS                                                        1,968,300,991
                                                                 ================

LIABILITIES:
CAPITALIZATION:
Common Shareholder's Equity:
Common Stock                                                                    0
Unearned Compensation - Restricted Stock                                        0
Premium and Net Gain on Preferred Stock                                   648,700
Retained Earnings                                                     674,497,943
Accumulated Other Comprehensive Income                                 (5,135,684)
Common Stock held by Treasury                                                   0
                                                                 ----------------
Total                                                                 670,010,959
                                                                 ----------------
Non-Redeemable Cumulative Preferred Stock                              59,135,300
                                                                 ----------------

Long-Term Debt                                                        622,650,000
Unamort. Premium on LT Debt - Net                                        (736,373)
                                                                 ----------------
Total Long-Term Debt                                                  621,913,627
                                                                 ----------------
Total Capitalization                                                1,351,059,886
                                                                 ----------------
CURRENT LIABILITIES:
Notes Payable                                                                   0
Accounts Payable                                                       49,838,327
Dividends Payable                                                         919,090
Customer Deposits                                                       8,673,585
Accrued Liabilities:
Interest on Long-Term Debt                                              9,245,574
Interest on Customer Deposits, etc.                                     1,909,932
Taxes:
Federal Taxes on Income                                                33,631,692
State Taxes on Income                                                   1,866,423
Real Estate and Personal Property                                      14,400,164
Miscellaneous                                                             836,267
Def. Fed. & St. Tax on Fuel Costs-Due w/i 1 Yr.                           299,831
Deferred Fuel Expense                                                   8,557,402
Accounts Payable - Associated Companies                                         1
Miscellaneous                                                             193,175
                                                                 ----------------
Total                                                                 130,371,463
Current Maturity of Long Term Debt                                     74,300,000
                                                                 ----------------
Total Current Liabilities                                             204,671,463
                                                                 ----------------
DEFERRED CREDITS:
FAS109 Net Deferred Income Tax - Credit                                29,407,143
Accumulated Deferred Income Tax - Net                                 223,967,974
Unamortized Investment Tax Credit                                      34,382,336
Accrued Postretirement Benefits                                         9,635,900
Accrued Pension Benefits                                              109,375,116
Miscellaneous                                                           5,801,173
                                                                 ----------------
Total Deferred Credits                                                412,569,642
                                                                 ----------------
TOTAL LIABILITIES                                                   1,968,300,991
                                                                 ================

                                       IPL
                                  Balance Sheet
                           Period ending Sep. 30, 2001
                                   (Unaudited)


ASSETS:
PROPERTY, PLANT AND EQUIPMENT
Utility Plant, at Original Cost                                            3,054,276,801
Less: Accum. Prov. for Deprec. & Amort.                                    1,418,768,440
                                                                         ---------------
Total Utility Plant - Net                                                  1,635,508,361
                                                                         ---------------
OTHER PROPERTY, INVESTMENTS
AND OTHER ASSETS:
Nonutility Property                                                            2,474,502
Less Accumulated Provision for Depreciation                                      724,300
                                                                         ---------------
Total Nonutility Property - Net                                                1,750,202
Other Investments                                                              3,671,919
                                                                         ---------------
Total                                                                          5,422,121
                                                                         ---------------
CURRENT ASSETS:
Cash                                                                           2,261,953
Special Deposits                                                                       0
Working Funds                                                                 11,075,875
Temporary Cash Investments                                                    43,600,080
Accounts Receivable - Associated Companies                                       132,139
Accounts Receivable:
Customers                                                                     45,953,318
Miscellaneous                                                                  9,228,596
Less: Reserve for Uncollectible Accounts                                      (1,220,526)
Interest Receivable                                                              280,127
Notes Receivable                                                                       0
Fuel                                                                          25,417,602
Materials and Supplies - Net                                                  46,758,275
Other Current Assets                                                           1,678,130
Def. Fed. & St. Tax on Fuel Costs - Due w/i 1 Yr.
Tax Refund Receivable                                                             39,794
                                                                         ---------------
Total Current Assets                                                         185,205,363
                                                                         ---------------
DEFERRED DEBITS:
Unamortized Petersburg Unit 4 Carrying Charges                                16,842,350
Unamort. Def. Return-Pete Unit 4 Carrying Chgs.                                9,431,544
Unamort. Reacquisition Premium on Debt                                        20,106,519
Other Regulatory Assets                                                       29,625,812
Miscellaneous                                                                  3,825,336
Unamortized Debt Expense                                                       5,448,188
                                                                         ---------------
Total Deferred Debits                                                         85,279,749
                                                                         ---------------
TOTAL ASSETS                                                               1,911,415,594
                                                                         ===============

LIABILITIES:
CAPITALIZATION:
Common Shareholder's Equity:
Common Stock                                                                 324,536,675
Premium and Net Gain on Preferred Stock                                        2,642,134
Retained Earnings                                                            355,365,457
Accumulated Other Comprehensive Income                                        (5,133,296)
                                                                         ---------------
Total                                                                        677,410,970
                                                                         ---------------
Non-Redeemable Cumulative Preferred Stock                                     59,135,300
                                                                         ---------------

Long-Term Debt                                                               622,650,000
Unamort. Premium on LT Debt - Net                                               (736,373)
                                                                         ---------------
Total Long-Term Debt                                                         621,913,627
                                                                         ---------------
Total Capitalization                                                       1,358,459,897
                                                                         ---------------
CURRENT LIABILITIES:
Accounts Payable                                                              48,675,476
Dividends Payable                                                                805,409
Customer Deposits                                                              8,673,585
Accrued Liabilities:
Interest on Long-Term Debt                                                     9,185,102
Interest on Customer Deposits, etc.                                            1,523,488
Taxes:
Federal Taxes on Income                                                       47,104,589
State Taxes on Income                                                           (240,284)
Real Estate and Personal Property                                             14,398,444
Miscellaneous                                                                    828,935
Def. Fed. & St. Tax on Fuel Costs - Due w/i 1 Yr.                                299,831
Deferred Fuel Expense                                                          8,557,402
Miscellaneous                                                                    193,175
                                                                         ---------------
Total                                                                        140,005,152
                                                                         ---------------
Total Current Liabilities                                                    140,005,152
                                                                         ---------------
DEFERRED CREDITS:
FAS109 Net Deferred Income Tax - Credit                                       29,407,143
Accumulated Deferred Income Tax - Net                                        224,348,892
Unamortized Investment Tax Credit                                             34,382,336
Accrued Postretirement Benefits                                                9,635,900
Accrued Pension Benefits                                                     109,375,116
Miscellaneous                                                                  5,801,158
                                                                         ---------------
Total Deferred Credits                                                       412,950,545
                                                                         ---------------
TOTAL LIABILITIES                                                          1,911,415,594
                                                                         ===============

                              CILCORP CONSOLIDATED
                                INCOME STATEMENT
                          TWELVE MONTHS ENDED 9/30/2001
                                   (UNAUDITED)

REVENUE:
CILCO ELECTRIC                                                                                   $ 394,181
CILCO GAS                                                                                          330,995
CILCO OTHER                                                                                         87,791
OTHER BUSINESSES                                                                                    59,262
                                                                                --------------------------
        TOTAL                                                                                      872,229
                                                                               ---------------------------

OPERATING EXPENSES:
FUEL FOR GENERATION AND PURCHASED POWER                                                            228,381
GAS PURCHASED FOR RESALE                                                                           284,484
OTHER OPERATIONS AND MAINTENANCE                                                                   124,562
DEPRECIATION AND AMORTIZATION                                                                       87,412
TAXES, OTHER THAN INCOME TAXES                                                                      40,120
                                                                                --------------------------
        TOTAL                                                                                      764,959
                                                                                --------------------------

FIXED CHARGES AND OTHER:
INTEREST EXPENSE                                                                                    71,969
PREFERRED STOCK DIVIDENDS OF SUBSIDIARY                                                              2,159
ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION                                                          (253)
OTHER                                                                                                1,404
                                                                                --------------------------
        TOTAL                                                                                       75,279
                                                                                --------------------------

INCOME FROM CONTINUING OPERATIONS BEFORE
  INCOME TAXES                                                                                      31,991
INCOME TAXES                                                                                        15,634

NET INCOME (LOSS) FROM CONTINUING OPERATIONS                                                        16,357

INCOME (LOSS) FROM OPERATIONS OF DISCONTINUED
  BUSINESS, NET OF TAXES                                                                            (4,278)
EXTRAORDINARY ITEM                                                                                       -
  NET INCOME (LOSS) BEFORE MINORITY INTEREST                                                        12,079

MINORITY INTEREST                                                                                        -

                                                                                --------------------------
  NET INCOME (LOSS)                                                                                 12,079

OTHER COMPREHENSIVE INCOME                                                                         (13,147)

                                                                                --------------------------
COMPREHENSIVE INCOME (LOSS)                                                                     $   (1,068)
                                                                                ==========================


CENTRAL ILLINOIS LIGHT COMPANY
CONSOLIDATED STATEMENT OF INCOME


(unaudited)
                                                                    Twelve Months Ended
                                                                        9/30/2001

Operating Revenues:
Electric                                                                    $  394,181
Gas                                                                            330,995
                                                                    ------------------
                                                                               725,176
                                                                    ------------------

Operating Expenses:
Cost of Fuel                                                                   139,771
Cost of Gas                                                                    242,912
Purchased Power                                                                 40,506
Other Operation & Maintenance Expenses                                         119,667
Depreciation and Amortization                                                   68,184
Income Taxes                                                                    19,791
Other Taxes                                                                     40,016
                                                                    ------------------
       Total Operating Expenses                                                670,847
                                                                    ------------------

Operating Income                                                                54,329

Other Income and Deductions
CILCO Owned Life Insurance                                                      (1,404)
Other, Net                                                                       7,888
                                                                    ------------------
      Total other income and (deductions)                                        6,484
                                                                    ------------------

Income Before Interest Expenses                                                 60,813

Interest Expenses:
Interest on Long-Term Debt                                                      17,627
Cost of Borrowed Funds Capitalized                                                (253)
Other                                                                            6,915
                                                                    ------------------
      Total interest expense                                                    24,289
                                                                    ------------------

Net (loss) Income Before Preferred Dividends                                    36,524
                                                                    ------------------

Preferred Stock Dividends                                                        2,159
                                                                    ------------------

Net Inc Available for Common Stock                                          $   34,365
                                                                    ==================

                          CILCORP INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                                 (In thousands)
                                   (Unaudited)

                                                                     September 30,  2001
ASSETS
Current assets:
Cash and temporary cash investments                                         $   11,223
Receivables, less reserves of
  $1,221 and $1,343                                                             70,420
Accrued unbilled revenue                                                        19,846
Fuel, at average cost                                                           14,933
Materials and supplies,
   at average cost                                                              18,632
Gas in underground storage,
   at average cost                                                              31,405
FAC/PGA underrecoveries                                                          2,284
Prepayments and other                                                            5,936
                                                                            ----------
       Total current assets                                                    174,679
                                                                            ----------
Investments and other property:
Investment in leveraged leases                                                 135,889
Other investments                                                               19,649
                                                                            ----------
   Total investments and other
     property                                                                  155,538
                                                                            ----------
Property, plant and equipment:
Utility plant, at original cost
   Electric                                                                    712,100
   Gas                                                                         225,299
                                                                            ----------
                                                                               937,399
Less - accumulated provision for
  depreciation                                                                 113,881
                                                                            ----------
                                                                               823,518
Construction work in progress                                                   40,142
Other, net of depreciation                                                          47
                                                                            ----------
       Total property, plant and
         equipment                                                             863,707
                                                                            ----------
Other assets:
Goodwill, net of accumulated
   amortization of $29,920 and $18,422                                         583,044
Other                                                                           80,930
                                                                            ----------
 Total other assets                                                            663,974
                                                                            ----------
       Total assets                                                         $1,857,898
                                                                            ==========

                          CILCORP INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                                 (In thousands)
                                   (Unaudited)

                                                                     September 30, 2001
LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
Current portion of long-term debt                                           $   11,800
Notes payable                                                                   89,000
Accounts payable                                                                72,256
Accrued taxes                                                                   13,275
Accrued interest                                                                24,785
FAC/PGA overrecoveries                                                             311
Other                                                                           27,112
                                                                            ----------
        Total current liabilities                                              238,539
                                                                            ----------
Long-term debt                                                                 717,718
                                                                            ----------
Deferred credits and other liabilities:
Deferred income taxes                                                          195,369
Regulatory liability of regulated
  subsidiary                                                                    57,985
Deferred investment tax credits                                                 14,955
Provision for out-of-market contract                                            62,000
Other                                                                           79,938
                                                                            ----------
        Total deferred credits and
          other liabilities                                                    410,247
                                                                            ----------
Preferred stock of subsidiary without
  mandatory redemption                                                          19,120
Preferred stock of subsidiary with
  mandatory redemption                                                          22,000
                                                                            ----------
        Total preferred stock of subsidiary                                     41,120
                                                                            ----------
Stockholder's equity:
Common stock, no par value;
  authorized 10,000 shares -
  outstanding 1,000 shares                                                          --
Additional paid-in capital                                                     468,833
Retained earnings (deficit)                                                     (5,412)
Accumulated other comprehensive income (loss)                                  (13,147)
                                                                            ----------
        Total stockholder's equity                                             450,274
                                                                            ----------
        Total liabilities and
          stockholder's equity                                              $1,857,898
                                                                            ==========

                         CENTRAL ILLINOIS LIGHT COMPANY
                           Consolidated Balance Sheets
                                 (In thousands)
                                   (Unaudited)

                                                                      September 30, 2001
ASSETS

Utility plant, at original cost:
  Electric                                                                 $1,321,995
  Gas                                                                         448,666
                                                                           ----------
                                                                            1,770,661
  Less - accumulated provision
    for depreciation                                                          972,780
                                                                           ----------
                                                                              797,881
Construction work in progress                                                  40,142
                                                                           ----------
     Total utility plant                                                      838,023
                                                                           ----------
Other property and investments:
Cash surrender value of company-owned
  life insurance (net of related
  policy loans of $65,207 and $59,292)                                          3,128
Other                                                                           1,133
                                                                           ----------
     Total other property and
       investments                                                              4,261
                                                                           ----------
Current assets:
Cash and temporary cash investments                                             8,091
Receivables, less reserves of
  $1,221 and $1,343                                                            68,350
Accrued unbilled revenue                                                       17,529
Fuel, at average cost                                                          14,933
Materials and supplies,
  at average cost                                                              16,687
Gas in underground storage,
  at average cost                                                              31,405
Prepaid taxes                                                                   4,851
FAC/PGA underrecoveries                                                         2,284
Other                                                                           5,916
                                                                           ----------
     Total current assets                                                     170,046
                                                                           ----------
Deferred debits:
Unamortized loss on reacquired debt                                             2,509
Unamortized debt expense                                                        1,336
Prepaid pension cost                                                              229
Other                                                                          53,762
                                                                           ----------
     Total deferred debits                                                     57,836
                                                                           ----------
Total assets                                                               $1,070,166
                                                                           ==========

                         CENTRAL ILLINOIS LIGHT COMPANY
                           Consolidated Balance Sheets
                                 (In thousands)
                                   (Unaudited)

                                                                      September 30, 2001
CAPITALIZATION AND LIABILITIES

Capitalization:
Common stockholder's equity:
   Common stock, no par value;
     authorized 20,000,000 shares;
     outstanding 13,563,871 shares                                              $  185,661
Additional paid-in capital                                                          27,000
Retained earnings                                                                  133,788
Accumulated other comprehensive income (loss)                                      (13,672)
                                                                                ----------
        Total common stockholder's equity                                          332,777
Preferred stock without mandatory
  redemption                                                                        19,120
Preferred stock with mandatory redemption                                           22,000
Long-term debt                                                                     242,718
                                                                                ----------
        Total capitalization                                                       616,615
                                                                                ----------
Current liabilities:
Current maturities of long-term debt                                                 2,800
Notes payable                                                                       58,000
Accounts payable                                                                    68,696
Accrued taxes                                                                       25,500
Accrued interest                                                                     4,920
FAC/PGA overrecoveries                                                                 311
Other                                                                               27,112
                                                                                ----------
        Total current liabilities                                                  187,339
                                                                                ----------
Deferred credits and other liabilities:
Deferred income taxes                                                              107,626
Regulatory liability                                                                57,985
Deferred investment tax credit                                                      14,954
Capital lease obligation                                                               159
Other                                                                               85,488
                                                                                ----------
        Total deferred credits and
          other liabilities                                                        266,212
                                                                                ----------
Total capitalization and
  liabilities                                                                   $1,070,166
                                                                                ==========

ITEM (2) PER EXEMPTION ORDER (INCOME STATEMENT AMOUNTS ARE 12 MONTHS ENDED):

                         CILCO AND IPL CONTRIBUTIONS TO
                AES/CILCORP/IPALCO(1) CONSOLIDATED HOLDING COMPANY
                         (PRO RATA CONSOLIDATION BASIS)
                                      ($MM)

     -------------------------------------------------- ----------------------------- --------------------------
                                                           12 MOS. ENDED 12/31/00       12 MOS. ENDED 9/30/01
     -------------------------------------------------- ----------------------------- --------------------------
     -------------------------------------------------- ----------------------------- --------------------------
     GROSS REVENUES(2)                                                        16.94%                     16.24%
     CILCO                                                                       636                        813
     CILCORP (excluding CILCO)                                                    87                         59
     IPL                                                                         831                        853
     IPALCO (excluding IPL)                                                       28                          4
     AES (excluding CILCORP and IPALCO)                                        7,079                      8,532
     AES/CILCORP/IPALCO                                                        8,661                     10,261
     -------------------------------------------------- ----------------------------- --------------------------
     -------------------------------------------------- ----------------------------- --------------------------
     OPERATING INCOME                                                         14.20%                     12.84%
     CILCO                                                                        97                         83
     CILCORP (excluding CILCO)                                                    12                         24
     IPL                                                                         205                        229
     IPALCO (excluding IPL)                                                     (36)                          0
     AES (excluding CILCORP and IPALCO)                                        1,849                      2,093
     AES/CILCORP/IPALCO                                                        2,127                      2,429
     -------------------------------------------------- ----------------------------- --------------------------
     -------------------------------------------------- ----------------------------- --------------------------
     NET INCOME                                                               15.99%                     18.61%
     CILCO                                                                        45                         34
     CILCORP (excluding CILCO)                                                  (33)                       (22)
     IPL                                                                          82                         49
     IPALCO (excluding IPL)                                                       73                          4
     AES (excluding CILCORP and IPALCO)                                          629                        381
     AES/CILCORP/IPALCO                                                          797                        446
     -------------------------------------------------- ----------------------------- --------------------------
     -------------------------------------------------- ----------------------------- --------------------------
     NET ASSETS                                                                8.49%                      7.82%
     CILCO                                                                     1,107                      1,070
     CILCORP (excluding CILCO)                                                   841                        788
     IPL                                                                       1,905                      1,911
     IPALCO (excluding IPL)                                                        -                         57
     AES (excluding CILCORP and IPALCO)                                       31,326                     34,309
     AES/CILCORP/IPALCO                                                       35,479                     38,135
     -------------------------------------------------- ----------------------------- --------------------------

--------
(1) As a result of AES' acquisition of IPALCO, the results of AES/CILCORP/IPALCO for the twelve-month periods have been restated to include IPALCO.

(2) Gross business revenues (utility and non-utility) of IPALCO and CILCO combined as a percentage of total gross business revenues (including IPALCO/IPL and CILCORP/CILCO, utility and non-utility) of AES.

                              IPL CONTRIBUTIONS TO
                    AES/IPALCO(1) CONSOLIDATED HOLDING COMPANY
                         (PRO RATA CONSOLIDATION BASIS)
                                      ($MM)

     ---------------------------------------------------- --------------------------- --------------------------
                                                            12 MOS. ENDED 12/31/00      12 MOS. ENDED 9/30/01
     ---------------------------------------------------- --------------------------- --------------------------
     ---------------------------------------------------- --------------------------- --------------------------
     GROSS REVENUES(2)                                                        10.06%                      8.80%
     IPL                                                                         831                        853
     IPALCO (excluding IPL)                                                       28                          4
     AES (excluding CILCO jurisdictional activities)                           7,404                      8,836
     AES/IPALCO                                                                8,263                      9,693
     ---------------------------------------------------- --------------------------- --------------------------
     ---------------------------------------------------- --------------------------- --------------------------
     OPERATING INCOME                                                         10.73%                      9.67%
     IPL                                                                         205                        229
     IPALCO (excluding IPL)                                                     (36)                          0
     AES (excluding CILCO jurisdictional activities)                           1,741                      2,139
     AES/IPALCO                                                                1,910                      2,368
     ---------------------------------------------------- --------------------------- --------------------------
     ---------------------------------------------------- --------------------------- --------------------------
     NET INCOME                                                               10.91%                     11.95%
     IPL                                                                          82                         49
     IPALCO (excluding IPL)                                                       73                          4
     AES (excluding CILCO jurisdictional activities)                             600                        357
     AES/IPALCO                                                                  755                        410
     ---------------------------------------------------- --------------------------- --------------------------
     ---------------------------------------------------- --------------------------- --------------------------
     NET ASSETS                                                                5.49%                      5.11%
     IPL                                                                       1,905                      1,911
     IPALCO (excluding IPL)                                                        -                         57
     AES (excluding CILCO jurisdictional activities)                          32,781                     35,401
     AES/IPALCO                                                               34,686                     37,369
     ---------------------------------------------------- --------------------------- --------------------------

--------

(1) As a result of AES' acquisition of IPALCO, the results of AES/CILCORP/IPALCO for the twelve-month periods have been restated to include IPALCO.

(2) Gross business revenues (utility and non-utility) of IPL as a percentage of total gross business revenues (including IPALCO/IPL utility and non-utility) of AES.

ITEM (3) PER EXEMPTION ORDER - GENERATION INFORMATION:

AES Generating Plants in Operation at September 30, 2001 (excluding CILCORP and IPALCO):

                                                                        AES          AES
                                                         CAPACITY      INTEREST     EQUITY      REGULATORY
     UNIT                                  COUNTRY        (MW)          (%)          (MW)         STATUS
                                           -------        ----          ---          ----         ------
     AES Deepwater                          USA           143           100          143           QF
     AES Beaver Valley                      USA           125           100          125           QF
     AES Placerita                          USA           120           100          120           QF
     AES Thames                             USA           181           100          181           QF
     AES Shady Point                        USA           320           100          320           QF
     AES Hawaii                             USA           180           100          180           QF
     AES Warrior Run                        USA           180           100          180           QF
     AES Somerset                           USA           675           100          675           EWG
     AES Cayuga                             USA           306           100          306           EWG
     AES Greenidge                          USA           161           100          161           EWG
     AES Westover                           USA           126           100          126           EWG
     AES Alamitos                           USA          2,083          100         2,083          EWG
     AES Redondo Beach                      USA          1,310          100         1,310          EWG
     AES Huntington Beach                   USA           563           100          563           EWG
     AES Thermo Ecotek - Hemphill           USA            14           67            9            QF
     AES Thermo Ecotek - Whitefield         USA            14           100          14            QF
     AES Thermo Ecotek - Mendota            USA            25           100          25            QF
     AES Delano                             USA            50           100          50            QF
     AES Riverside                          USA           154           100          154           EWG
     AES Mountainview                       USA           126           100          126           EWG
     DOMESTIC SUBTOTAL:                                  6,856                      6,851

                                                                        AES         AES
                                                        CAPACITY      INTEREST     EQUITY      REGULATORY
     UNIT                                  COUNTRY        (MW)          (%)         (MW)         STATUS
                                           -------        ----          ---         ----         ------
     AES Kingston                          Canada         110           50           55            EWG
     AES San Nicholas                    Argentina        650           88           572           EWG
     AES Cabra Corral                    Argentina        102           98           100          FUCO
     AES El Tunal                        Argentina         10           98           10           FUCO
     AES Sarmiento                       Argentina         33           98           32           FUCO
     AES Ullum                           Argentina         45           98           44           FUCO
     AES Quebrada de Ullum               Argentina         45           100          45           FUCO
     AES Alicura                         Argentina       1,000          100         1,000         FUCO
     Fontes Nova - Light                   Brazil         144           21           30           FUCO
     Ilha dos Pombos - Light               Brazil         164           21           34           FUCO
     Nilo Pecanha - Light                  Brazil         380           21           80           FUCO
     Pereira Passos - Light                Brazil         100           21           21           FUCO
     CEMIG - Miranda                       Brazil         390            9           35           FUCO
     CEMIG - Igarapava                     Brazil         210            1            2           FUCO


     CEMIG (35 plants)                     Brazil        5,068           9           441          FUCO
     AES Bayano                            Panama         150           49           74           FUCO
     AES Panama                            Panama          42           49           21           FUCO
     AES Chiriqui - La Estrella            Panama          42           49           21           FUCO
     AES Chiriqui - Los Valles             Panama          48           49           24           FUCO
     AES Los Mina                        Dom. Rep.        210           100          210           EWG
     AES Yarra                           Australia        510           100          510          FUCO
     AES Jeeralang                       Australia        449           100          449          FUCO
     AES Mt. Stuart                      Australia        288           100          288          FUCO
     AES Xiangci - Cili                    China           26           51           13           FUCO
     Wuhu Grassy Lake                      China          250           25           63           FUCO
     Yangchun                              China           15           25            4           FUCO
     Chengdu Lotus City                    China           48           35           17           FUCO
     AES Jiaozuo                           China          250           70           175          FUCO
     AES Hefei                             China           76           70           53           FUCO
     AES Hefei II                          China           39           70           27           FUCO
     AES Chongqing Nanchuan                China           50           70           35           FUCO
     Yangcheng                             China          350           25           88           FUCO
     AES Ekibastuz                       Kazakhstan      4,000          100         4,000         FUCO
     AES Ust-Kamenogorsk GES             Kazakhstan       331           100          331          FUCO
     AES Shulbinsk GES                   Kazakhstan       702           100          702          FUCO
     AES Ust-Kamenogorsk TETS            Kazakhstan      1,464          100         1,464         FUCO
     AES Leninogorsk TETS                Kazakhstan       418           100          418          FUCO
     AES Sogrinsk TETS                   Kazakhstan       349           100          349          FUCO
     AES Semipalatinsk TETS              Kazakhstan       840           100          840          FUCO
     AES Ust-Kamenogorsk Heat Nets       Kazakhstan       310          Mgmt.          0           FUCO
     OPGC                                  India          420           49           206          FUCO
     AES Lal Pir                          Pakistan        351           90           316          FUCO
     AES PakGen                           Pakistan        344           90           310          FUCO
     AES Borsod                           Hungary         171           100          171          FUCO
     AES Tisza II                         Hungary         860           100          860          FUCO
     AES Tiszapalkonya                    Hungary         250           100          250          FUCO
     AES Elsta                          Netherlands       405           50           203          FUCO
     Medway                                 U.K.          688           25           172          FUCO
     AES Indian Queens                      U.K.          140           100          140           EWG
     AES Kilroot                            U.K.          520           97           504          FUCO
     AES Belfast West                       U.K.          120           97           116          FUCO
     AES Barry                              U.K.          230           100          230          FUCO
     AES Drax                               U.K.         4,065          100         4,065         FUCO
     AES Fifoots Point                      U.K.          360           100          360          FUCO
     AES Uruguaiana                        Brazil         600           100          600          FUCO
     AES Tiete (10 plants)                 Brazil        2,650          53          1,405         FUCO
     EDC (4 plants)                      Venezuela       2,265          87          1,971         FUCO
     AES Merida III                        Mexico         484           55           266          FUCO
     AES Mtkvari                          Georgia         600           100          600          FUCO
     AES Khrami I                         Georgia         113           100          113          FUCO
     AES Khrami II                        Georgia         110           100          110          FUCO
     AES Ottana                            Italy          140           100          140          FUCO
     AES Mamonal                          Columbia         90           62           56           FUCO
     AES Centrogener (Gener - 8            Chile          756           99           748          FUCO
         plants)


     AES Chivor (Gener)                   Columbia       1,000          96           960          FUCO
     AES Electrica de Santiago (Gener)     Chile          379           74           280          FUCO
     AES Energia Verde (Gener - 2          Chile           17           99           17           FUCO
         plants)
     AES Guacolda (Gener)                  Chile          304           49           149          FUCO
     AES Norgener (Gener - 2 plants)       Chile          277           99           274          FUCO
     Itabo (Gener - 7 plants)            Dom. Rep.        587           24           141          FUCO
     AES Bohemia                         Czech Rep.        50           83           42           FUCO
     AES Premnitz                         Germany          58           65           38           FUCO
     AES SONEL                            Cameroon        800           56           560          FUCO
     Central Dique                       Argentina         68           51           35           FUCO
     FOREIGN SUBTOTAL:                                  39,980                    29,085

     TOTAL - September 30, 2001                          46,836                    35,936
     Foreign Generation as a
     Percentage of Total:                                 85%                        81%



CILCORP Generating Plants at September 30, 2001:

                                                                       AES         AES
                                                        CAPACITY     INTEREST     EQUITY         REGULATORY
     UNIT                                   COUNTRY       (MW)         (%)         (MW)            STATUS
                                            -------       ----         ---         ----            ------
     Edwards (3 units)                        USA          740         100          740            IL PUC
     Duck Creek                               USA          366         100          366            IL PUC
     Indian Trails                            USA          10          100          10             IL PUC
     Sterling Avenue                          USA          30          100          30             IL PUC
     Hallock Power Modules                    USA          13          100          13             IL PUC
     Kickapoo Power Modules                   USA          13          100          13             IL PUC
     TOTAL - September 30, 2001                           1,172                    1,172


IPALCO Generating Plants at September 30, 2001:

                                                                       AES         AES
                                                        CAPACITY     INTEREST     EQUITY         REGULATORY
     UNIT                                   COUNTRY       (MW)         (%)         (MW)            STATUS
                                            -------       ----         ---         ----            ------
     Petersburg                               USA         1,873        100         1,873          IN PUC
     H.T. Pritchard                           USA          393         100          393           IN PUC
     E.W. Stout                               USA         1,017        100         1,017          IN PUC
     Georgetown                               USA          80          100          80            IN PUC
     TOTAL - September 30, 2001                           3,363                    3,363


Revenues from electric generation capacity - 12 months ended September 30, 2001 (millions of dollars):

         IPALCO                                                              185                 4%
         CILCORP                                                             158                 4%
         AES (excluding CILCORP and IPALCO)                                3,814                92%
                                                                      -----------        -----------
         Total                                                             4,157               100%

IPALCO's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. CILCORP's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES generation revenues are derived from the total generation revenues earned by AES subsidiaries times the percentage ownership interest of AES in those subsidiaries.

There has been no change in the amount of generation capacity owned by CILCORP or IPALCO and a 994 MW increase in the amount of generation capacity owned by AES (excluding CILCORP and IPALCO) from 34,942 to 35,936 MW since June 30, 2001. There has been a 5.5% increase in the total revenues earned from the capacity owned by AES, IPALCO and CILCORP in the twelve-month period ended September 30, 2001 compared with the twelve-month period ended June 30, 2001. The percentage of total revenues derived from the generation capacity owned by CILCORP has remained the same at 4%. The percentage of total revenues derived from the generation capacity owned by IPALCO has decreased from 5% to 4%.

The physical location of the MW capacity added by AES since June 30, 2001 is in the United States, Argentina and Cameroon.

ITEM (4) PER EXEMPTION ORDER - ELECTRIC TRANSMISSION AND DISTRIBUTION AND GAS
                               DISTRIBUTION:

Electric transmission and distribution and gas distribution assets owned as of September 30, 2001 (millions of dollars):

         IPALCO                                                            1,013
         CILCORP                                                             766
         Total AES (excluding CILCORP and IPALCO)                          4,961
                                                                   -------------
         Total                                                             6,740

Electric transmission and distribution and gas distribution revenues for 12 months ending September 30, 2001 (millions of dollars):

         IPALCO                                                              802
         CILCORP                                                             568
         Total AES (excluding CILCORP and IPALCO)                          4,734
                                                                   -------------
         Total                                                             6,104

IPALCO's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. CILCORP's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES transmission and distribution revenues are derived from the total revenues earned by AES transmission and distribution subsidiaries by multiplying these revenues by the percentage ownership interest of AES in those subsidiaries.

The total transmission and distribution assets owned by AES, CILCORP and IPALCO have decreased since June 30, 2001. CILCORP's transmission and distribution assets have increased slightly while the revenues derived from such assets have decreased slightly since June 30, 2001. IPALCO's transmission and distribution assets have remained almost the same while the revenues derived from such assets have increased since June 30, 2001. AES' transmission and distribution assets have decreased slightly, and the revenues derived from such assets have increased since June 30, 2001. CILCORP's percentage of the total transmission and distribution assets has remained the same at 11%, and CILCORP's percentage of the total revenues from such assets has decreased from 10% to 9% for the twelve-month period ending September 30, 2001 compared to the twelve-month period ending June 30, 2001. IPALCO's percentage of the total transmission and distribution assets has remained the same at 15%, and IPALCO's percentage of the total revenues from such assets has increased from 12% to 13% for the twelve-month period ending September 30, 2001 compared to the twelve-month period ending June 30, 2001.

ITEM (5) PER EXEMPTION ORDER:

Neither CILCO nor IPL has sold or transferred any electric and/or gas utility assets to any affiliate company of the AES consolidated holding company system during the third quarter of 2001.

ITEM (6) PER EXEMPTION ORDER:

During the third quarter of 2001, no application has been made to nor has any order been received from the Illinois Commerce Commission that involves AES' ownership position or AES' oversight over the operations of CILCO or CILCORP. During the third quarter of 2001, no application has been made to nor has any order been received from the Indiana Utility Regulatory Commission that involves AES' ownership position or AES' oversight over the operations of IPL or IPALCO.

ITEM (7) PER EXEMPTION ORDER:

During the third quarter of 2001, AES has taken no action regarding the divestiture of the jurisdictional business of CILCO.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, AES has duly caused this certificate to be signed on its behalf on this 29th day of November, 2001 by the undersigned thereunto duly authorized.

                                           The AES Corporation


                                     By:   /s/ Erik Luckau
                                           ----------------------------
                                           Erik Luckau
                                           Associate General Counsel